SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Kosmos Energy Ltd.

(Name of Issuer)

Common Shares, Par Value $0.01

(Title of Class of Securities)

G5315B 10 7

(CUSIP Number)

May 22, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G5315B 10 7

1	Name of Reporting Person: Warburg Pincus Private Equity VIII, L.P.

2	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 45,754,320 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 45,754,320 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 45,754,320 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 11.8%(2)

12	Type of Reporting Person PN

(1)	The total number of shares reported by Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (“WP VIII”), includes 1,285,703 common shares that are owned by its affiliated partnership Warburg Pincus Netherlands Private Equity VIII C.V. I, a company incorporated under the laws of the Netherlands, and 128,138 common shares that are owned by its affiliated partnership WP-WPVIII Investors, L.P., a Delaware limited partnership. WP VIII expressly disclaims beneficial ownership with respect to any common shares other than the common shares owned of record by WP VIII.

(2)	Based on 389,355,364 common shares issued and outstanding as of November 1, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, filed by the Issuer with the SEC on November 6, 2017.

CUSIP NO. G5315B 10 7

1	Name of Reporting Person: Warburg Pincus International Partners, L.P.

2	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 45,754,331 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 45,754,331 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 45,754,331 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 11.8%(2)

12	Type of Reporting Person PN

(1)	The total number of shares reported by Warburg Pincus International Partners, L.P., a Delaware limited partnership (“WPIP”), includes 1,830,177 common shares that are owned by its affiliated partnership Warburg Pincus Netherlands International Partners C.V. I, a company incorporated under the laws of the Netherlands, and 67,712 common shares that are owned by its affiliated partnership WP-WPIP Investors, L.P., a Delaware limited partnership. WPIP expressly disclaims beneficial ownership with respect to any common shares other than the common shares owned of record by WPIP.

(2)	Based on 389,355,364 common shares issued and outstanding as of November 1, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, filed by the Issuer with the SEC on November 6, 2017.

CUSIP NO. G5315B 10 7

1	Name of Reporting Person: WP-WPVIII Investors GP L.P.

2	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 128,138 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 128,138 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 128,138 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.03%(2)

12	Type of Reporting Person OO

(1)	The reporting person expressly disclaims beneficial ownership with respect to any common shares other than the common shares owned of record by such reporting person.

(2)	Based on 389,355,364 common shares issued and outstanding as of November 1, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, filed by the Issuer with the SEC on November 6, 2017.

CUSIP NO. G5315B 10 7

1	Name of Reporting Person: WP-WPIP Investors GP L.P.

2	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 67,712 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 67,712 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 67,712 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.02%(2)

12	Type of Reporting Person OO

(1)	The reporting person expressly disclaims beneficial ownership with respect to any common shares other than the common shares owned of record by such reporting person.

(2)	Based on 389,355,364 common shares issued and outstanding as of November 1, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, filed by the Issuer with the SEC on November 6, 2017.

CUSIP NO. G5315B 10 7

1	Name of Reporting Person: WPP GP LLC

2	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 195,850 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 195,850 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 195,850 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.05%(2)

12	Type of Reporting Person OO

(1)	The reporting person expressly disclaims beneficial ownership with respect to any common shares other than the common shares owned of record by such reporting person.

(2)	Based on 389,355,364 common shares issued and outstanding as of November 1, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, filed by the Issuer with the SEC on November 6, 2017.

CUSIP NO. G5315B 10 7

1	Name of Reporting Person: Warburg Pincus Partners, L.P.

2	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 91,508,651 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 91,508,651 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 91,508,651 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 23.5%(2)

12	Type of Reporting Person OO

(1)	The reporting person expressly disclaims beneficial ownership with respect to any common shares other than the common shares owned of record by such reporting person.

(2)	Based on 389,355,364 common shares issued and outstanding as of November 1, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, filed by the Issuer with the SEC on November 6, 2017.

CUSIP NO. G5315B 10 7

1	Name of Reporting Person: Warburg Pincus Partners GP LLC

2	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 91,508,651 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 91,508,651 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 91,508,651 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 23.5%(3)

12	Type of Reporting Person OO

(1)	The reporting person expressly disclaims beneficial ownership with respect to any common shares other than the common shares owned of record by such reporting person.

(2)	Based on 389,355,364 common shares issued and outstanding as of November 1, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, filed by the Issuer with the SEC on November 6, 2017.

CUSIP NO. G5315B 10 7

1	Name of Reporting Person: Warburg Pincus & Co.

2	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 91,508,651 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 91,508,651 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 91,508,651 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 23.5%(2)

12	Type of Reporting Person PN

(1)	The reporting person expressly disclaims beneficial ownership with respect to any common shares other than the common shares owned of record by such reporting person.

(2)	Based on 389,355,364 common shares issued and outstanding as of November 1, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, filed by the Issuer with the SEC on November 6, 2017.

CUSIP NO. G5315B 10 7

1	Name of Reporting Person: Warburg Pincus LLC

2	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 91,508,651 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 91,508,651 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 91,508,651 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 23.5% (2)

12	Type of Reporting Person OO

(1)	The reporting person expressly disclaims beneficial ownership with respect to any common shares other than the common shares owned of record by such reporting person.

(2)	Based on 389,355,364 common shares issued and outstanding as of November 1, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, filed by the Issuer with the SEC on November 6, 2017.

CUSIP NO. G5315B 10 7

1	Name of Reporting Person: Charles R. Kaye

2	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 91,508,651 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 91,508,651 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 91,508,651 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 23.5%(2)

12	Type of Reporting Person IN

(1)	The reporting person expressly disclaims beneficial ownership with respect to any common shares other than the common shares owned of record by such reporting person.

(2)	Based on 389,355,364 common shares issued and outstanding as of November 1, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, filed by the Issuer with the SEC on November 6, 2017.

CUSIP NO. G5315B 10 7

1	Name of Reporting Person: Joseph P. Landy

2	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 91,508,651 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 91,508,651 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 91,508,651 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 23.5%(2)

12	Type of Reporting Person IN

(1)	The reporting person expressly disclaims beneficial ownership with respect to any common shares other than the common shares owned of record by such reporting person.

(2)	Based on 389,355,364 common shares issued and outstanding as of November 1, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, filed by the Issuer with the SEC on November 6, 2017.

Item 1(a).	Name of Issuer: Kosmos Energy Ltd.
Item 1(b).	Address of Issuer’s Principal Executive Offices: Clarendon House 2 Church Street Hamilton HM 11, Bermuda

Item 2(a).

Names of Persons Filing:

This Schedule 13G/A is being filed by (i) Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (“WP VIII”), (ii) Warburg Pincus Netherlands Private Equity VIII C.V. I, a company formed under the laws of the Netherlands (”WP VIII Netherlands”), and an affiliated fund of WP VIII, (iii) WP-WPVIII Investors, L.P., a Delaware limited partnership (“WP VIII Investors” and, together with WP VIII Netherlands and WP VIII, the “WP VIII Funds”), an affiliated fund of WP VIII, (iv) Warburg Pincus International Partners, L.P., a Delaware limited partnership (“WPIP”), (v) Warburg Pincus Netherlands International Partners I C.V., a company formed under the laws of the Netherlands (“WPIP Netherlands”), an affiliated fund of WPIP, (vi) WP-WPIP Investors, L.P., a Delaware limited partnership (“WPIP Investors” and, together with WPIP Netherlands and WPIP, the “WPIP Funds”; the WPIP Funds, together with the WP VIII Funds, the “Warburg Pincus Investors”), an affiliated fund of WPIP, (vii) WP-WPVII Investors GP L.P., a Delaware limited partnership (“WP VIII Investors GP”), the general partner of WP VIII Investors, (viii) WPP GP LLC, a Delaware limited liability company (“WPP GP”), the general partner of each of WP VIII Investors GP and WPIP Investors GP, (ix) Warburg Pincus Partners, L.P., a Delaware limited partnership (“WP Partners LP”), (A) the managing member of WPP GP and (B) the general partner of WP VIII, WP VIII Netherlands, WPIP and WPIP Netherlands, (x) Warburg Pincus Partners GP LLC, a Delaware limited liability company (“WP Partners GP”), the general partner of WP Partners LP;  (xi) Warburg Pincus & Co., a New York general partnership (“WP”), the managing member of WP Partners GP;  (xii) Warburg Pincus LLC, a New York limited liability company (“WP LLC”), the manager of the WP VIII Funds and WPIP Funds; (xiii) Messrs. Charles R. Kaye and Joseph P. Landy, each a United States citizen and a Managing General Partner of WP and a Co-Chief Executive Officers and Managing Member of WP LLC.  Each of the WP VIII Funds, the WPIP Funds, WP VIII Investors GP, WPP GP, WP Partners LP, WP Partners GP, WP, WP LLC, Mr. Kaye and Mr. Landy are sometimes collectively referred to herein as the “Warburg Pincus Reporting Persons.”

Item 2(b).	Address or Principal Business Office or, if none, Residence: The principal business address of each of the Warburg Pincus Reporting Persons is 450 Lexington Avenue, New York, New York 10017.
Item 2(c).	Citizenship: See Item 2(a) above.
Item 2(d).	Title of Class of Securities: Common shares, par value $0.01 (“Common Shares”).
Item 2(e).	CUSIP Number: G5315B 10 7

Item 3.	If this statement is filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Act.
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership:

The information required by Item 4 is set forth in Rows 5 — 11 of the cover page hereto for each Warburg Pincus Reporting Person and is incorporated herein by reference for each such Warburg Pincus Reporting Person.

Due to their respective relationships with the Warburg Pincus Investors, and each other, each of WP-WPVIII Investors GP L.P., WP-WPIP Investors GP L.P., WPP GP LLC, WP Partners LP, WP Partners GP, WP, WP LLC, and Messrs. Kaye and Landy may be deemed to beneficially own the Common Shares of the Issuer held of record by the Warburg Pincus Investors.  Each of WP-WPVIII Investors GP L.P., WP-WPIP Investors GP L.P., WPP GP LLC, WP Partners LP, WP Partners GP, WP, WP LLC and Messrs. Kaye and Landy disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of all Common Shares in which such Warburg Pincus Reporting Persons does not have a pecuniary interest.

The percentages used herein are calculated  based upon the 389,355,364 Common Shares of the Issuer issued and outstanding as of November 1, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, filed by the Issuer with the SEC on November 6, 2017.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:

The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Exchange Act. The Joint Filing Agreement among the Warburg Pincus Reporting Persons to file this Schedule 13G/A jointly in accordance with Rule 13d-1(K) of the Exchange Act is attached hereto as Exhibit 99.1.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certifications:
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: February 13, 2018

WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

By: Warburg Pincus Partners, L.P., its General Partner By: Warburg Pincus Partners GP LLC, its General Partner By: Warburg Pincus & Co., its Managing Member

By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS INTERNATIONAL PARTNERS, L.P.

By: Warburg Pincus Partners, L.P., its General Partner By: Warburg Pincus Partners GP LLC, its General Partner By: Warburg Pincus & Co., its Managing Member

By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WP-WPVIII INVESTORS GP L.P.

By: WPP GP LLC, its General Partner
By: Warburg Pincus Partners, L.P., its Managing Member By: Warburg Pincus Partners GP LLC, its General Partner By: Warburg Pincus & Co., its Managing Member

By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WP-WPIP INVESTORS GP L.P.

By: WPP GP LLC, its General Partner
By: Warburg Pincus Partners, L.P., its Managing Member By: Warburg Pincus Partners GP LLC, its General Partner By: Warburg Pincus & Co., its Managing Member

By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WPP GP LLC

By: Warburg Pincus Partners, L.P., its Managing Member By: Warburg Pincus Partners GP LLC, its General Partner By: Warburg Pincus & Co., its Managing Member

By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS PARTNERS, L.P.

By: Warburg Pincus Partners GP LLC, its General Partner By: Warburg Pincus & Co., its Managing Member

By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS PARTNERS GP LLC

By: Warburg Pincus & Co., its Managing Member

By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS & CO.

By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS LLC

By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Managing Director

MR. CHARLES R. KAYE

By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss, Attorney-in-Fact*
for Charles R. Kaye

MR. JOSEPH P. LANDY

By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss, Attorney-in-Fact*
for Joseph P. Landy

*The Power of Attorney given by each of Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities and Exchange Commission on July 12, 2016 as an exhibit to a beneficial ownership report on Schedule 13D filed by Warburg Pincus LLC. with respect to WEX, Inc.  and is hereby incorporated by reference.